UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SD

Specialized Disclosure Report

NN, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-23486	62-1096725
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

207 Mockingbird Lane, Johnson City, Tennessee		37604
(Address of principal executive offices)		(Zip Code)

(423) 434-8300

(Registrant’s telephone number, including area code)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01	CONFLICT MINERALS DISCLOSURE

For the period of January 1, 2015 through December 31, 2015, NN, Inc. (the “Company”) evaluated the materials used in the products it manufactured and contracted to manufacture to determine whether such products contained a “conflict mineral” necessary to the product’s functionality or production, as defined by and within the meaning of Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 and Form SD promulgated thereunder. The Company conducted this evaluation by implementing existing processes and procedures, which are a part of the Company’s overall compliance program.

As a part of these processes and procedures, the Company first conducted a reasonable, good faith review of the products it manufactured or contracted to manufacture. This review was designed to determine whether conflict minerals are necessary to the functionality or production of the products manufactured by the Company or contracted to be manufactured on its behalf. Employees of the Company or its subsidiaries then contacted suppliers for the Company and its subsidiaries, and requested written or oral representations regarding the conflict minerals in materials they provided, and to the extent present, whether such conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or any country adjoining the DRC (collectively, a “Covered Country”), or came from recycled or scrap sources.

Based on this review, the Company determined that conflict minerals are not necessary to the functionality or production of the products manufactured by it or contracted to be manufactured on its behalf. To the extent that conflict minerals do appear in products that the Company manufactured or contracted to manufacture, the Company has also determined, based on written or oral representations received from its suppliers, that any conflict minerals that might appear in such products did not originate in any Covered Country, or that such conflict minerals originated from recycled or scrap materials.

In accordance with Instruction 3 to Item 1.01 of Form SD, the Company’s evaluation of the materials used in the products it manufactures and contracts to manufacture did not include an evaluation of the materials used in the products manufactured or contracted to manufacture by: RFK Industries, which was acquired by the Company on June 20, 2014; Chelsea Grinding Company, which was acquired by the Company on July 15, 2014; Autocam Corporation, which was acquired by the Company on August 29, 2014; Caprock Manufacturing, Inc. and Caprock Enclosures, LLC, which were acquired by the Company on May 29, 2015; and Precision Engineered Products Holdings, Inc., which was acquired by the Company on October 19, 2015.

A copy of this Form SD has been posted to the Investor Relations section of the Company’s website at www.nninc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 31, 2016	NN, INC.

	By:	/s/ Thomas C. Burwell, Jr.
Name: Thomas C. Burwell, Jr.
Title: Vice President-Chief Accounting Officer and Corporate Controller